

April 25, 2014

Via E-mail
Nicholas A. Radesca
Chief Financial Officer
New York REIT, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **New York REIT, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 18, 2014**
> **File No. 001-36416**

Dear Mr. Radesca:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that several proposed changes to your Charter are subsumed in your Proposals No. 3 through 9. For example only, in Proposal No. 3, we note that you propose changes to certain provisions in your Charter regarding the voting rights of shares sold in a private offering, your investor suitability requirements, your shareholder meetings, certain voting rights of your shareholders, your shareholders' rights to inspect your books and records and your shareholder list, and the information you are required to disclose in your annual report. Please revise, as appropriate, to separate the multiple items included in each Proposal. For those you do not unbundle, please supplementally explain your reasons. We may have further comment. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

Proposal No. 10 – Approval of Proposed Amendments Regarding Conforming . . . , page 42

2.   We note that you indicate that the changes included in Proposal No. 10 are, in part, "to integrate all of the amendments to the Charter proposed in Proposals No. 3 through 10." Please revise to clarify that the vote on Proposal No. 10 is not to approve the changes proposed in Proposals No. 3 through 9 or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Peter M. Fass, Esq. (Via E-mail)
        Patrick J. Seul, Jr., Esq. (Via E-mail)